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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

         TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE QUARTER ENDED SEPTEMBER 30, 2001

                         COMMISSION FILE NUMBER 0-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                 (Translation of registrant's name into English)

                              REPUBLIC OF SINGAPORE
                 (Jurisdiction of incorporation or organization)

                               5 YISHUN STREET 23
                                SINGAPORE 768442
                                  (65) 755-5885
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F  X           Form 40-F
                                 -----                  -----

  Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934

                           Yes                   No  X
                              -----                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  ST ASSEMBLY TEST SERVICES LTD

                                  BY:   /s/ Tan Bock Seng
                                     -------------------------------------------
                                  Name:  Tan Bock Seng
                                  Title: Chairman and Chief Executive Officer
                                  Date:  November 12, 2001

                                 EXHIBIT INDEX


EXHIBIT                        DESCRIPTION OF EXHIBIT
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1.              Report for the Three Months Ended September 30, 2001

                                       3